Filed by Gotham Partners, L.P.
                                Pursuant to Rule 425 under the Securities Act of
                                          1933 and deemed filed pursuant to Rule
                                14a-12 under the Securities Exchange Act of 1934

                                              Subject Company: Gotham Golf Corp.
                                                   Commission File No. 333-88144
                                                           Dated January 8, 2003



                                     * * * *

THE FOLLOWING IS A PRESS RELEASE ISSUED BY GOTHAM PARTNERS, L.P. ON JANUARY 8, 2003:

FOR IMMEDIATE RELEASE
                                     * * * *


                                  PRESS RELEASE

                      GOTHAM PARTNERS REMAINS COMMITTED TO
                    TRANSACTION WITH FIRST UNION REAL ESTATE

     New York, N.Y., January 8, 2003 - Gotham Partners, L.P. ("Gotham") announced today that, on January 6, 2003, First Union Real Estate Equity & Mortgage Investments (NYSE: FUR) ("First Union") and Gotham filed a joint brief with the Appellate Division of New York Supreme Court seeking to lift the preliminary injunction of the New York Supreme Court for New York County, which injunction currently prevents the consummation of the merger of First Union with and into Gotham Golf Corp. ("Gotham Golf"). The preliminary injunction stems from a motion filed by a purported holder of First Union's Series A Cumulative Convertible Redeemable Preferred Stock, par value $25.00 per share.

     Gotham remains committed to the proposed merger. Alternatively, Gotham is open to a negotiated settlement that includes an alternative transaction with First Union.

                                     * * * *

     INVESTORS AND SECURITY HOLDERS SHOULD READ THE DEFINITIVE MERGER AGREEMENT AND THE REGISTRATION STATEMENT ON FORM S-4, AS AMENDED, OF GOTHAM GOLF AND SOUTHWEST SHOPPING CENTERS CO. II, LLC ("SSCC"), FILED ON OCTOBER 31, 2002, TO APPRISE THEMSELVES OF THE PROPOSED TRANSACTION. IN ADDITION, INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/FINAL PROSPECTUS REGARDING THE PROPOSED TRANSACTION REFERENCED IN THE FOREGOING BECAUSE IT CONTAINS IMPORTANT INFORMATION.

     The definitive proxy statement/final prospectus has been filed with the Securities and Exchange Commission by First Union, Gotham Golf and SSCC and was mailed to First Union's


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shareholders on or about November 6, 2002. Investors and security holders may obtain a free copy of the definitive proxy statement/final prospectus and other documents filed by First Union, Gotham Golf and SSCC with the Securities and Exchange Commission at the Commission's website at www.sec.gov. The definitive proxy statement/final prospectus and these other documents may also be obtained for free from First Union.

     The definitive proxy statement/final prospectus filed on October 31, 2002 may be found at the Commission's website under the listings for either Gotham Golf Corp. or Southwest Shopping Centers Co. II, L.L.C.

     Certain statements contained in this news release that are forward-looking are based on current expectations that are subject to a number of uncertainties and risks, and actual results may differ materially. The uncertainties and risks include, but are not limited to, changes in market activity, changes in local real estate conditions and markets, actions by competitors, interest rate movements and general economic conditions. Further information about these matters can be found in the definitive proxy statement/final prospectus filed on October 31, 2002.